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Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(SM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Carolina First Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 102 S. Main Street, Greenville, SC 29601
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (864) 255-7900
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I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security   Common Stock Par Value $1.00
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2. Number of shares outstanding before the change    9,355,655
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3. Number of shares outstanding after the change     11,225,785
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4. Effective date of change  January 30, 1997
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5. Method of change  20% common stock dividend effected in the form of a six-
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                     for-five stock split
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
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Give brief description of transaction   On January 30, 1997, a 20% common
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stock dividend was issued to shareholders of record on January 15, 1997.


II. Change in Name of Issuer
1. Name prior to change
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2. Name after change  ________________________________________________________
3. Effective date of charter amendment changing name _________________________
4. Date of shareholder approval of change, if required _______________________


1/31/97         (sig of Mary M. Gentry)             Treasurer
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Date            OFFICER'S SIGNATURE AND TITLE




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